TIMOTHY L. LAFREY 512.499.6296/fax: 512.703.1111
tlafrey@akingump.com

December 20, 2006

VIA EDGAR (copy by overnight courier)

Office of the Chief Counsel

Division of Corporation Finance

Attn: Amanda McManus, esq.

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	American Physicians Service Group, Inc.

American Physicians Insurance Exchange

Amendment No. 2 to Registration Statement on Form S-4

Filed November 17, 2006

Registration No. 333-137012

Dear Ms. McManus:

On behalf of our client, American Physicians Service Group, Inc. (“APSG”), we are responding by this letter to the Staff’s comments to APSG by its letter dated December 4, 2006 relating to the above-referenced Amendment No. 2 to Registration Statement on Form S-4. We are also filing Amendment No. 3 to the Registration Statement (the “Amendment”). Our responses are referenced to the applicable Staff comment and the paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff’s comment letter.

In addition to the changes to the registration statement made in response to the Staff’s comments, additional revisions have been made to the Amendment to bring the disclosures current.

General

1.	We note your response to our prior comment number 2; however, we are unable to agree with your conclusion that the merger and conversion should be bundled as a single proposal. Rule 14a-4(a)(3) requires that the form of proxy “identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters” (emphasis added). Since the conversion and merger involve the issuance of securities by two separate entities, it appears that each is a separate matter to be acted upon. Please note that “the

300 West Sixth Street, Suite 2100 / Austin, Texas 78701-3911 / 512.499.6200 / fax: 512.499.6290 / akingump.com

Securities and Exchange Commission

December 20, 2006

application of the unbundling rule to merger and acquisition transactions does not affect the ability of contracting parties to condition completion of a transaction on shareholder approval of the separate proposals … [and any] such conditions should, of course, be disclosed prominently and should be indicated on the form of proxy.” See Manual of Publicly Available Telephone Interpretations (September 2004 Supplement). Please provide an opinion of counsel that one or both of the matters, if undertaken separately, would not require a shareholder vote under state law, or revise your disclosure to present the merger and conversion as separate proposals and include appropriate disclosure noting the fact that the transaction will not be completed without approval of both matters.

In response to the Staff’s comment, we have unbundled the conversion and merger and listed them as separate matters to be voted upon by the APIE subscribers. Please see the forepart, Exhibit 99.2 (form of APIE proxy) and pages 18 and 102 of the Amendment.

Questions and Answers about the Conversion and Merger, page 1

Q. Why are APSG and APIE proposing the merger?, page 1

2.	Refer to the fifth bullet point. Pro forma financial information in accordance with Article 11 does not represent a projection of future liquidity, operating results, or financial position. Please revise your disclosure accordingly.

We have revised our disclosure to address the Staff’s comment by removing language from the fifth bullet point that suggested that the pro forma financial information represents a projection of future liquidity, operating results or financial position. Please see page 1 of the Amendment.

Share Repurchase Program, page 41

3.	We note that your response to prior comment 10 did not include an analysis of how the repurchases should be treated under Rule 13e-4 and Regulation 14E of the Exchange Act relating to tender offers. Please provide the analysis as previously requested.

We have discussed this comment with the Staff. We did not provide this analysis previously because it is our opinion that the repurchases under APSG’s stock repurchase plan clearly do not constitute tender offers within the meaning of Rule 13e-4 and Regulation 14E. We have summarized our analysis below.

Securities and Exchange Commission

December 20, 2006

As we have disclosed, APSG’s repurchases come from open market transactions and the following private transactions: (i) acceptances of shares owned by an optionee in payment for the option exercise and (ii) consideration of unsolicited offers to sell shares to APSG, based on the price and APSG’s business needs at the time of offer. APSG gives priority in its repurchases to shares offered in option exercises, followed by open market purchases and finally unsolicited offers from shareholders. The individuals from whom APSG has purchased shares in private transactions have always contacted the company on their own initiative. However, this is not very common and transactions of the type described in clause (ii) above have resulted in only 16 shares being repurchased. With respect to shares acquired in option exercises, both the option exercise itself and the method of paying the exercise price are within the discretion of the option holder in each case.

As the court in SEC v. Carter Hawley Hale Stores, Inc., 760 F.2nd 945, 950 (9th Cir. 1985), asserted, the term “tender offer” as used in the federal securities law context implies (i) active and widespread solicitation of public shareholders for the shares of an issuer; (ii) that the solicitation is made for a substantial percentage of the issuer’s stock; (iii) that the offer to purchase is made at a premium over the prevailing market price; (iv) that the terms of the offer are firm, rather than negotiable; (v) that the offer is contingent on the tender of a fixed number of shares; (vi) that the offer is open only for a limited period of time; (vii) that the offeree is subjected to pressure to sell; and (viii) a public announcement of an acquisition program prior to the accumulation of stock by a purchaser.

It is our opinion that none of these factors apply to APSG’s share repurchases, and, therefore, neither the repurchases nor the repurchase program constitute tender offers within the scope of Rule 13e-4 and Regulation 14E. First, APSG does not solicit its shareholders to make any repurchases. Secondly, APSG’s repurchases are not of a substantial percentage of its common stock. During 2004, APSG repurchased only approximately 1% of its outstanding shares. During each of 2005 and the first nine months of 2006, APSG repurchased approximately 5% of its outstanding shares. All repurchases are based upon the then current market price and are not made at a premium, are not contingent upon APSG repurchasing a fixed number of shares, are made on an ongoing basis and may be made for an indefinite period of time. Since all repurchases are unsolicited and no offers are made, there are no terms of any offer and there is no pressure on any shareholder to sell. Finally, though APSG announced the adoption and subsequent increases in its repurchase plan as necessary to comply with its Exchange Act obligations, such announcements did not exert the type of untoward pressure the tender offer regulations were designed to prohibit, as described in SEC v. Carter Hawley Hale Stores, Inc. The announcements contained no solicitations or instructions for shares to be tendered and none in fact were ever tendered. As noted above, excluding shares tendered in payment for option exercises, only 16 shares have been repurchased under the plan directly from shareholders and those were the result of isolated, unsolicited contacts. Also, there was never any threat that the repurchases would cease, as they are made on an ongoing basis. Clearly APSG has not made the type of “public announcement” contemplated in SEC v. Carter Hawley Hale Stores, Inc.

Securities and Exchange Commission

December 20, 2006

Accordingly, it is our opinion that neither APSG’s share repurchases nor the repurchases under APSG’s stock repurchase plan constitute tender offers within the meaning of Rule 13e-4 and Regulation 14E.

APSG Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

4.	Refer to the second full paragraph on page 48. Revise your disclosure in the seventh sentence to explain what you mean when you say that APSG has “slowed its efforts” in relation to SOX 404 compliance costs.

We have revised our disclosure to address the Staff’s comment. Please see page 48 of the Amendment.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 139

5.	Please note that non-GAAP financial measures should not be presented on the face of the pro forma financial statements. Please remove your disclosure of book value per share from the face of the pro forma balance sheet, accordingly. Alternatively, you may disclose this information in the notes to the pro forma financial statements.

We have revised our disclosure to address the Staff’s comment. Please see pages 140 and 148 of the Amendment.

Securities and Exchange Commission

December 20, 2006

By copy of this letter to you, we are providing two marked copies of the Amendment reflecting the changes made to the disclosure since our filing of the Amendment No. 2 to Registration Statement on Form S-4 on November 17, 2006. Please do not hesitate to contact me if you require additional marked copies. In addition, should you have any questions regarding this letter or our responses to your comments, please contact me at (512) 499-6296.

Very truly yours,

/s/ Timothy L. LaFrey, esq.
Akin Gump Strauss Hauer & Feld LLP

Enclosures

C:        Mr. Kenneth S. Shifrin

American Physicians Service Group, Inc.

1301 S. Capital of Texas Highway, Suite C-300

Austin, TX 78746-6550

Clarke Heidrick, esq.

Graves, Dougherty, Hearon & Moody, P.C.

401 Congress Avenue, Suite 2200

Austin, TX 78701